Exhibit 99.1

Cellectis Announces Publication of an Article in Cancer Research on Allogeneic CAR T-cell Immunotherapies

NEW YORK--(BUSINESS WIRE)--July 16, 2015--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS – Nasdaq Global Market: CLLS), the gene-editing company employing proprietary technologies to develop best-in-class CAR T-cell products in adoptive immunotherapy for cancer, today announced the publication of a study in Cancer Research describing the applicability of TALEN®-mediated genome editing to a scalable process, which enables the manufacturing of third-party CAR T-cell immunotherapies.

Adoptive immunotherapy using autologous T-cells endowed with chimeric antigen receptors or CARs has emerged as a powerful means of treating cancer. However, a limitation of this approach is that autologous CAR T-cells must be generated on a custom-made basis.

To overcome the limitations of patient-derived CAR T-cell therapies, TALEN® mediated gene inactivation can be used to generate non-alloreactive T-cells from third-party donors in a robust, scalable manufacturing process, thus allowing "off-the-shelf" CAR T-cell immunotherapies.

Laurent Poirot Ph.D. and his collaborators use this TALEN®-mediated editing approach to develop a process for the large-scale manufacturing of T-cells deficient in expression of both their T-cell receptor (TCR) and CD52, a protein targeted by alemtuzumab, a chemotherapeutic agent. Functionally, T-cells manufactured with this process do not mediate graft-versus-host reactions, and are rendered resistant to destruction by alemtuzumab. These characteristics enable the administration of alemtuzumab concurrently or prior to engineered T-cells, supporting their engraftment.

Furthermore, endowing the TALEN®-engineered cells with a CD19 CAR led to efficient destruction of CD19+ tumor targets even in the presence of the chemotherapeutic agent.

CAR T-cell immunotherapies can therefore be used in an “off-the-shelf” manner akin to other biological immunopharmaceuticals.

Laurent Poirot, Ph.D., Head of Early Discovery

Dr. Laurent Poirot studied physics and biology at the Ecole Polytechnique in France, before earning his Ph.D. at the Strasbourg University (France) and the Harvard Medical School in Boston. He then joined the Genomics Institute of the Novartis research foundation in San Diego as a postdoctoral fellow, where he studied the development of high throughput in vivo and in vitro approaches for the study of gene functions in immune cells. He joined Cellectis in 2009 as a Project Leader, and has been working as Head of Early Discovery since 2013.

Multiplex genome edited T-cell manufacturing platform for “off-the-shelf” adoptive T-cell immunotherapies

Laurent Poirot1, Brian Philip2, Cécile Schiffer Mannioui1, Diane Le Clerre1, Isabelle Chion-Sotinel1, Sophie Derniame1, Pierrick Potrel1, Cécile Bas1, Laetitia Lemaire1, Roman Galetto1, Céline Lebuhotel1, Justin Eyquem1,3, Gordon Weng-Kit Cheung2, Aymeric Duclert1, Agnès Gouble1, Sylvain Arnould1, Karl Peggs2, Martin Pule2, Andrew M. Scharenberg4 and Julianne Smith1

1 Cellectis, Paris, France
2 Department of Haematology, UCL Cancer Institute, University College London, London, UK
3 Current address: Memorial Sloan-Kettering Cancer Center, New York, NY
4 Current address: Department of Pediatrics, University of Washington, Seattle Children's Research Institute, Seattle, WA

http://cancerres.aacrjournals.org/content/early/2015/07/16/0008-5472.CAN-14-3321.abstract

About Cellectis

Cellectis is a preclinical stage biopharmaceutical company focused on developing immunotherapies based on gene edited engineered CAR-T cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 15 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis S.A. is listed on the Nasdaq Global Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

TALEN® is a registered trademark owned by Cellectis Group.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

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